Press Release

North America's Railroad

CN reports Q2-2016 net income of C$858 million,
or C$1.10 per diluted share

Adjusted diluted earnings per share (EPS) (1)
 decreased by three per cent to C$1.11

Record second-quarter operating ratio of 54.5 per cent

MONTREAL, July 25, 2016 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter and six-month period ended June 30, 2016.

Second-quarter 2016 financial highlights
•
Net income was C$858 million, compared with net income of C$886 million for second-quarter 2015. Q2-2016 diluted EPS remained flat at C$1.10. The decrease in net income was mainly due to lower operating income and other income, and higher interest expense; net of related income taxes.

•
Adjusted diluted EPS (1) of C$1.11 declined three per cent from year-earlier adjusted diluted EPS of C$1.15. The adjusted figures exclude the impact of deferred income tax adjustments resulting from higher provincial corporate income tax rates in both years.

•	Operating income declined five per cent to C$1,293 million.
•	Revenues decreased by nine per cent to C$2,842 million. Carloadings declined 12 per cent and revenue ton-miles declined 11 per cent.
•	Operating expenses declined 12 per cent to C$1,549 million.
•	Operating ratio of 54.5 per cent was a second-quarter record and an improvement of 1.9-points over the prior-year quarter.
•	Free cash flow (1) for the first six months of 2016 was C$1,169 million, compared with C$1,051 million for the year-earlier period.

Luc Jobin, president and chief executive officer, said: "CN continued to face a very challenging volume environment in the second quarter and maintained strong discipline in realigning resources to keep them in line with reduced freight demand. Service remained solid, key operating metrics advanced, and we continued to improve our safety record. An important product of our cost-management and productivity focus was a record second-quarter operating ratio of 54.5 per cent.

"We expect the second quarter to be the volume trough for the year. For the balance of 2016, we continue to expect some markets to remain strong, including lumber and panels, automotive, and refined petroleum products, and we anticipate a bumper grain crop in Canada. At the same time, international intermodal volumes are expected to remain challenging while shipments of commodities related to oil and gas development, such as crude oil, frac sand and drilling pipe, are expected to decrease relative to last year.

"Given these expectations, we reiterate our April 25, 2016, financial outlook of aiming to deliver 2016 EPS in line with last year's adjusted diluted EPS (1) of C$4.44." (2)

CN | 2016 – Quarterly Review – Second Quarter

Press Release

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the second quarter of 2016 would have been lower by C$23 million, or C$0.03 per diluted share.

Second-quarter 2016 revenues, traffic volumes and expenses
Revenues for the second quarter of 2016 were C$2,842 million, a decrease of nine per cent, when compared to the same period in 2015. Revenues increased for forest products (four per cent), but were more than offset by revenue declines for coal (36 per cent), metals and minerals (17 per cent), petroleum and chemicals (16 per cent), grain and fertilizers (12 per cent), intermodal (four per cent), and automotive (one per cent).

The revenue decline was mainly attributable to decreased shipments of energy-related commodities including crude oil, frac sand, drilling pipe and semi-finished steel products as a result of declining energy markets; reduced shipments of coal due to weaker North American and global demand; lower volumes of Canadian grain to North American and export markets due to lower available supply; and lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; as well as increased shipments of lumber and panels to U.S. markets, and increased domestic retail intermodal shipments.

Carloadings for the quarter declined by 12 per cent to 1,249 thousand.

Revenue ton-miles (RTMs), measuring the relative weight and distance of rail freight transported by CN, declined by 11 per cent from the year-earlier quarter. Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by one per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul and lower applicable fuel surcharge rates.

Operating expenses for the second quarter decreased by 12 per cent to C$1,549 million, mainly due to lower costs resulting from decreased volumes of traffic, lower fuel prices, lower pension expense and cost-management initiatives, partly offset by the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses.

Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," anticipates," "assumes," "outlook," "plans," "targets," or other similar words. To the extent that CN has provided non-GAAP financial measures in its outlook, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results.

2016 key assumptions
CN has made a number of economic and market assumptions in preparing its 2016 outlook. The Company now  assumes that North American industrial production for the year will be slightly negative (compared with its April 25, 2016, assumption that North American industrial production would increase by less than one per cent) and assumes U.S. housing starts in the range of 1.2 million units and U.S. motor vehicle sales of approximately 17.5 million units. For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average. The Company now assumes 2016/2017 grain crops in both Canada and the U.S. will be above their respective five-year averages (compared with its April 25, 2016, assumption that both the Canadian and U.S. 2016/2017 grain crops would be in line with their respective five-year averages). With these assumptions, CN now

CN | 2016 – Quarterly Review – Second Quarter

Press Release

expects total carloads for 2016 will decrease in the mid-single-digit range (compared with its April 25, 2016, assumption that total carloadings for the year would decline four to five per cent versus 2015). CN expects continued pricing improvement above inflation. CN assumes that in 2016 the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$35 to US$45 per barrel. CN plans to invest approximately C$2.75 billion in its capital program, of which C$1.5 billion is targeted toward track infrastructure.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; effects of climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN's 2016 outlook.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN's Quarterly Review available on the Company's website at www.cn.ca/quarterly-releases and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Paul Butcher
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CN | 2016 – Quarterly Review – Second Quarter

Selected Railroad Statistics – unaudited
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Financial measures

Key financial performance indicators (1)
Total revenues ($ millions)	2,842	3,125	5,806	6,223
Rail freight revenues ($ millions)	2,646	2,927	5,491	5,907
Operating income ($ millions)	1,293	1,362	2,510	2,425
Net income ($ millions)	858	886	1,650	1,590
Diluted earnings per share ($)	1.10	1.10	2.10	1.96
Adjusted diluted earnings per share ($) (2)	1.11	1.15	2.11	2.01
Free cash flow ($ millions) (2)	585	530	1,169	1,051
Gross property additions ($ millions)	670	659	1,139	1,127
Share repurchases ($ millions)	533	404	1,053	833
Dividends per share ($)	0.3750	0.3125	0.7500	0.6250

Financial position (1)
Total assets ($ millions) (3)	36,094	33,498	36,094	33,498
Total liabilities ($ millions) (3)	21,281	19,544	21,281	19,544
Shareholders' equity ($ millions)	14,813	13,954	14,813	13,954

Financial ratio
Operating ratio (%)	54.5	56.4	56.8	61.0

Operational measures (4)

Statistical operating data
Gross ton miles (GTMs) (millions)	99,999	110,709	203,467	222,099
Revenue ton miles (RTMs) (millions)	49,717	55,713	101,973	112,842
Carloads (thousands)	1,249	1,414	2,504	2,767
Route miles (includes Canada and the U.S.)	19,600	19,500	19,600	19,500
Employees (end of period)	22,162	24,529	22,162	24,529
Employees (average for the period)	22,230	24,897	22,462	24,981

Key operating measures
Rail freight revenue per RTM (cents)	5.32	5.25	5.38	5.23
Rail freight revenue per carload ($)	2,118	2,070	2,193	2,135
GTMs per average number of employees (thousands)	4,498	4,447	9,058	8,891
Operating expenses per GTM (cents)	1.55	1.59	1.62	1.71
Labor and fringe benefits expense per GTM (cents)	0.47	0.49	0.52	0.54
Diesel fuel consumed (US gallons in millions)	93.6	106.0	197.3	220.3
Average fuel price ($/US gallon)	2.30	2.73	2.18	2.79
GTMs per US gallon of fuel consumed	1,068	1,044	1,031	1,008
Terminal dwell (hours)	13.6	14.6	14.0	15.7
Train velocity (miles per hour)	27.6	26.2	27.5	25.5

Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.48	1.46	1.57	1.55
Accident rate (per million train miles)	1.57	2.49	1.33	2.48

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles, unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(3)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2015 balances have been restated. See Note 2 – Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

(4)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2016 – Quarterly Review – Second Quarter

Supplementary Information – unaudited
	Three months ended June 30				Six months ended June 30

	2016	2015	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)	2016	2015	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)

Revenues ($ millions) (1)
Petroleum and chemicals	492	586	(16%)	(19%)	1,070	1,229	(13%)	(17%)
Metals and minerals	292	351	(17%)	(19%)	602	728	(17%)	(22%)
Forest products	439	424	4%	-	901	842	7%	1%
Coal	95	148	(36%)	(38%)	188	307	(39%)	(42%)
Grain and fertilizers	432	489	(12%)	(14%)	954	1,024	(7%)	(11%)
Intermodal	697	728	(4%)	(6%)	1,390	1,417	(2%)	(5%)
Automotive	199	201	(1%)	(4%)	386	360	7%	1%
Total rail freight revenues	2,646	2,927	(10%)	(12%)	5,491	5,907	(7%)	(11%)
Other revenues	196	198	(1%)	(4%)	315	316	-	(4%)
Total revenues	2,842	3,125	(9%)	(12%)	5,806	6,223	(7%)	(11%)

Revenue ton miles (RTMs) (millions)
Petroleum and chemicals	9,575	12,425	(23%)	(23%)	20,881	26,042	(20%)	(20%)
Metals and minerals	4,751	5,430	(13%)	(13%)	9,454	11,141	(15%)	(15%)
Forest products	7,807	7,605	3%	3%	15,736	14,847	6%	6%
Coal	2,686	3,916	(31%)	(31%)	4,934	8,126	(39%)	(39%)
Grain and fertilizers	10,353	11,783	(12%)	(12%)	22,883	24,727	(7%)	(7%)
Intermodal	13,519	13,493	-	-	26,182	26,086	-	-
Automotive	1,026	1,061	(3%)	(3%)	1,903	1,873	2%	2%
Total RTMs	49,717	55,713	(11%)	(11%)	101,973	112,842	(10%)	(10%)

Rail freight revenue / RTM (cents)
Petroleum and chemicals	5.14	4.72	9%	5%	5.12	4.72	8%	3%
Metals and minerals	6.15	6.46	(5%)	(8%)	6.37	6.53	(2%)	(8%)
Forest products	5.62	5.58	1%	(3%)	5.73	5.67	1%	(5%)
Coal	3.54	3.78	(6%)	(9%)	3.81	3.78	1%	(4%)
Grain and fertilizers	4.17	4.15	-	(2%)	4.17	4.14	1%	(3%)
Intermodal	5.16	5.40	(4%)	(6%)	5.31	5.43	(2%)	(5%)
Automotive	19.40	18.94	2%	(1%)	20.28	19.22	6%	-
Total rail freight revenue per RTM	5.32	5.25	1%	(1%)	5.38	5.23	3%	(2%)

Carloads (thousands)
Petroleum and chemicals	141	158	(11%)	(11%)	294	322	(9%)	(9%)
Metals and minerals	186	243	(23%)	(23%)	364	480	(24%)	(24%)
Forest products	110	112	(2%)	(2%)	223	221	1%	1%
Coal	73	105	(30%)	(30%)	152	220	(31%)	(31%)
Grain and fertilizers	129	147	(12%)	(12%)	275	301	(9%)	(9%)
Intermodal	542	581	(7%)	(7%)	1,065	1,103	(3%)	(3%)
Automotive	68	68	-	-	131	120	9%	9%
Total carloads	1,249	1,414	(12%)	(12%)	2,504	2,767	(10%)	(10%)

Rail freight revenue / carload ($)
Petroleum and chemicals	3,489	3,709	(6%)	(9%)	3,639	3,817	(5%)	(10%)
Metals and minerals	1,570	1,444	9%	5%	1,654	1,517	9%	3%
Forest products	3,991	3,786	5%	2%	4,040	3,810	6%	-
Coal	1,301	1,410	(8%)	(11%)	1,237	1,395	(11%)	(16%)
Grain and fertilizers	3,349	3,327	1%	(2%)	3,469	3,402	2%	(2%)
Intermodal	1,286	1,253	3%	1%	1,305	1,285	2%	(1%)
Automotive	2,926	2,956	(1%)	(4%)	2,947	3,000	(2%)	(7%)
Total rail freight revenue per carload	2,118	2,070	2%	-	2,193	2,135	3%	(2%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1) Amounts expressed in Canadian dollars.
(2) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

CN | 2016 – Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited
This supplementary schedule includes non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

All financial information included in this supplementary schedule is expressed in Canadian dollars, unless otherwise noted.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively the "Company", and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2016, the Company reported adjusted net income of $865 million, or $1.11 per diluted share, and $1,657 million, or $2.11 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2016 exclude a deferred income tax expense of $7 million ($0.01 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.
For the three and six months ended June 30, 2015, the Company reported adjusted net income of $928 million, or $1.15 per diluted share, and $1,632 million, or $2.01 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2016 and 2015, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2016	2015	2016	2015
Net income as reported	$858	$886	$1,650	$1,590
Adjustment: Income tax expense	7	42	7	42
Adjusted net income	$865	$928	$1,657	$1,632
Basic earnings per share as reported	$1.10	$1.10	$2.11	$1.97
Impact of adjustment, per share	0.01	0.05	0.01	0.05
Adjusted basic earnings per share	$1.11	$1.15	$2.12	$2.02
Diluted earnings per share as reported	$1.10	$1.10	$2.10	$1.96
Impact of adjustment, per share	0.01	0.05	0.01	0.05
Adjusted diluted earnings per share	$1.11	$1.15	$2.11	$2.01

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.29 and $1.33 per US$1.00, respectively, for the three and six months ended June 30, 2016, and $1.23 per US$1.00, for both the three and six months ended June 30, 2015.

On a constant currency basis, the Company's net income for the three and six months ended June 30, 2016 would have been lower by $23 million ($0.03 per diluted share) and $80 million ($0.10 per diluted share), respectively.

CN | 2016 – Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited
Free cash flow

Management believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities as reported for the three and six months ended June 30, 2016 and 2015, to free cash flow:

	Three months ended June 30		Six months ended June 30
In millions	2016	2015	2016	2015
Net cash provided by operating activities	$1,271	$1,203	$2,336	$2,195
Net cash used in investing activities	(674)	(662)	(1,154)	(1,143)
Net cash provided before financing activities	597	541	1,182	1,052
Adjustment: Change in restricted cash and cash equivalents	(12)	(11)	(13)	(1)
Free cash flow	$585	$530	$1,169	$1,051

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2016	2015
Debt (1)		$10,322	$9,308
Adjustment: Present value of operating lease commitments (2)		561	647
Adjusted debt		$10,883	$9,955

Net income		$3,598	$3,287
Interest expense		469	397
Income tax expense		1,315	1,318
Depreciation and amortization		1,180	1,118
EBITDA		6,562	6,120
Adjustments:
Other income		(31)	(31)
Deemed interest on operating leases		27	30
Adjusted EBITDA		$6,558	$6,119
Adjusted debt-to-adjusted EBITDA multiple (times)		1.66	1.63

(1)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the prior period debt balance has been adjusted. There was no impact to the related financial ratio. See Note 2 - Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

(2)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

The increase in the Company's adjusted debt-to-adjusted EBITDA multiple at June 30, 2016, as compared to the same period in 2015, was mainly due to an increased debt level as at June 30, 2016, resulting from the net issuance of debt and a weaker Canadian-to-US dollar foreign exchange rate, partly offset by a higher net income earned during the twelve months ended June 30, 2016, as compared to the twelve months ended June 30, 2015.

CN | 2016 – Quarterly Review – Second Quarter